UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Amarin Corporation plc
(Name of Issuer)

Ordinary Shares, par value 50 pence per share
(Title of Class of Securities)

023111206
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023111206	Page 2 of 5 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05% (1)
14		TYPE OF REPORTING PERSON PN

(1) Based upon the 397,008,153 Shares outstanding as of April 29, 2022, including 396,811,326 ADSs, and 196,827 Ordinary Shares, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on May 4, 2022.

CUSIP No. 023111206	Page 3 of 5 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05% (1)
14		TYPE OF REPORTING PERSON IN

(1) Based upon the 397,008,153 Shares outstanding as of April 29, 2022, including 396,811,326 ADSs, and 196,827 Ordinary Shares, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on May 4, 2022.

CUSIP No. 023111206	Page 4 of 5 Pages
SCHEDULE 13D
This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to American Depositary Shares (“ADS(s)”), each ADS representing one ordinary share, par value 50 pence per share (the “Ordinary Shares”), issued by Amarin Corporation plc, a company incorporated under the laws of England and Wales (the “Issuer”), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2022 (the “Schedule 13D”) on behalf of the Reporting Persons, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
Item 4. Purpose of Transaction. Item 4 of the Schedule 13D is hereby amended to include the following:
The Reporting Persons have had discussions with the Issuer and other interested parties about ways to maximize the value of the Issuer’s assets. More recently, the Reporting Persons discussed with the Issuer the disappointing first quarter results. The Reporting Persons believe that the meaningful decrease in Share price following the earnings announcement reflects the Issuer’s insufficient adjustment to changing market conditions for its key drug Vascepa and investor concerns about the ability of leadership as currently constituted to navigate the Issuer during this critical time. The Reporting Persons believe that the expertise and experience of its principals would be extremely beneficial to the Issuer and intend to seek representation on the Issuer’s board of directors. The Reporting Persons believe the Shares continue to be significantly undervalued.
The Reporting Persons thank the many shareholders who have reached out to them seeking guidance on how to vote at the Issuer’s upcoming annual meeting. The Reporting Persons will disclose their intentions with respect to the Issuer’s upcoming annual meeting, including how they intend to vote their shares, following the outcome of the ongoing discussions with the Issuer. The Reporting Persons will continue to review their investment on an ongoing basis and reserve the right to, from time to time and at any time: (i) acquire additional Securities of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.
Item 5. Interest in Securities of the Issuer. Item 5(a) of the Schedule 13D is hereby amended and restated as follows:
(a)
The Reporting Persons may be deemed to beneficially own, in the aggregate, 24,000,000 Shares representing approximately 6.05% of the outstanding Shares, based upon the 397,008,153 Shares outstanding as of April 29, 2022, including 396,811,326 ADSs, and 196,827 Ordinary Shares, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on May 4, 2022.

CUSIP No. 023111206	Page 5 of 5 Pages
SCHEDULE 13D
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 3, 2022
SARISSA CAPITAL MANAGEMENT LP

By:         /s/ Mark DiPaolo _______________________
 Name: Mark DiPaolo
 Title: Senior Partner, General Counsel

/s/ Alexander J. Denner________________________
Alexander J. Denner